EXHIBIT 12.1

SARA LEE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions except ratios)

	Years Ended
	June 29, 2002(1)	June 30, 2001(2)
Fixed charges:
Interest expense	$304	$270
Interest portion of rental expense	60	64

Total fixed charges before capitalized interest and preference security dividends of consolidated subsidiaries	364	334
Preference security dividends of consolidated subsidiaries	21	36
Capitalized interest	7	14

Total fixed charges	$392	$384

Earnings available for fixed charges:
Income before income taxes continuing operations	$1,185	$1,851
Less undistributed income in minority owned companies	(3)	(2)
Add minority interest in majority-owned subsidiaries	20	27
Add amortization of capitalized interest	24	24
Add fixed charges before capitalized interest	364	334

Total earnings available for fixed charges	$1,590	$2,234

Ratio of earnings to fixed charges	4.1	5.8

(1)	During fiscal 2002, the corporation recorded a pretax charge of $170 in connection with certain reshaping actions.

(2)	During fiscal 2001, the corporation recorded a pretax charge of $554 in connection with certain reshaping actions.

During the second quarter of fiscal 2001, the corporation recorded a pretax gain of $105 million in connection with the IPO of its Coach division.

During the fourth quarter of fiscal 2001, the corporation recorded a pretax gain of $862 million in connection with the exchange of its stock for the stock of Coach.